GOLD RUN


                                                              May 2, 2007


Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  RE:      GOLD RUN INC.
                           FILE NO.:        333-139412

Dear Ms. Moncada-Terry:

         In connection with our request for acceleration of the effective date of our pending registration statement on Form SB-2, we hereby acknowledge that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Gold Run Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

     o Gold Run Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your attention to this matter.

                                      Very truly yours,

                                      GOLD RUN INC.

                                      By: /S/ JOHN M. PRITCHARD
                                      -------------------------
                                            John M. Pritchard
                                            Chief Executive Officer

           Executive Offices: Gold Run Inc. 330 Bay Street, Suite 820,
            Toronto, ON, Canada M5H 2S8 T 416 363 0150 F 416 364 2292
             Head Offices: P.O. Box 2619 Fernley, Nevada, USA 89408
                T 775 835 6177 F 775 287 0696 www.goldruninc.com